MAINLAND VALUATION SERVICES

                       Real Estate Appraisals & Consulting

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Gerald R. Maier, JD, CPA, MAI       12616 West 62nd Terrace, Suite 114                  Lawrence Office
Curtis L. Frazier, Associate              Shawnee, Kansas 66216                        719 Massachusetts
Thomas M. Scaletty, Associate                (913) 248-1700                            Lawrence, KS 66044
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                               FAX (913) 248-1701


October 7, 2000

Mr. Dave Farrell
Northland/Marquette
7400 College Boulevard, Suite 300
Overland Park, Kansas 66210

SUBJECT: Market Value Appraisal
         Woodhollow Apartments
         1871 McKelvey Hill Drive
         St. Louis, Missouri 63043
         VS FILE NO. 20-1304

Dear Mr. Farrell:

At your request, the property commonly referred to as the Woodhollow Apartments located at 1871 McKelvey Hill Drive in St. Louis, Missouri has been inspected and appraised. A legal description of the property has been included in Addendum E for your reference.

The purpose of this letter is to set forth the estimate of market value for the subject property in "as is" condition in fee simple estate. This appraisal report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP). No departure provision of USPAP was relied upon. The appraisal is intended to comply with the appraisal related directives within Title XI of the Federal Financial Institution's Reform,
Recovery and Enforcement Act of 1989 (FIRREA 12 C.F.R. 323) and the Appraisal Standards for Federally Related Transactions with one exception. Specifically, the appraisal was not ordered by a federally insured lending institution. The market value is premised upon the Assumptions and Limiting Conditions included within the appraisal report. The term "market value" is defined in the body of the attached report.

The subject consists of a 25.9058 acre or 1,128,456 square foot tract of land located at the southwest corner of Dorsett Avenue and McKelvey Hill Drive in St. Louis, Missouri. In 1971 and 1972, the site was improved by the construction of a 402 unit apartment project. There are a total of 18 apartment buildings and a two story clubhouse. The gross building area is equal to 401,327 square feet. The net rentable area is equal to 295,769 square feet. The Average unit size is equal to 736 square feet.

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Mr. Farrell
October 7, 2000
Page 2


In conclusion, based upon the following narrative appraisal report to which your attention is now directed, the market value of the subject property, considering a marketing period of twelve months and an effective appraisal date of September 26, 2000, in "as is" condition has been estimated at:

                 SIXTEEN MILLION EIGHT HUNDRED THOUSAND DOLLARS

                                 ($16,800,000).

This  value  estimate  includes   approximately  $360,000  attributable  to  the
depreciated value of the personal property. The value in use would exceed any anticipated salvage value.

It is the undersigned's opinion that the subject property does not include any enhancement in value as a result of any natural, cultural, recreational or scientific influences.

Thank you for the opportunity to be of service.

Sincerely,

MAINLAND VALUATION SERVICES


Gerald R. Maier, MAI
Missouri License No. RA-1974

GRM:jbl

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